Mail Stop 3561

November 4, 2005

<u>Via U.S. Mail and Facsimile</u>

Daryn P. Fleming
Chief Executive Officer, President, Treasurer, and Principal Executive Financial and
Accounting Officer
International Broadcasting Corporation
5100 N. 27th Street, Suite A-2
Lincoln, NE 68521

      RE: International Broadcasting Corporation
                Form 10-KSB for the Fiscal Year Ended December 31, 2004
                Form10-QSB for the quarterly period ended March 31, 2005
                Form10-QSB for the quarterly period ended June 30, 2005
                File No. 333-67484

Dear Mr. Fleming:

      We have reviewed your response letter dated July 27, 2005 and have the
following comments. Where indicated, we think you should revise your document in
response to these comments and comply with the remaining comments in all future
filings. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

      We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2. Summary of Significant Accounting Policies

G. Loss per Common Share, page F-7

1. We note your response to our prior comment 3. Your statement that "the Company does not have any outstanding securities that could potentially be anti-dilutive to basic EPS in the future" is inconsistent with your disclosure in Note 2.G and with the fact that you have outstanding warrants as described in your response to our prior comment 8. As such, as requested in our prior comment 3 revise future filings to disclose those securities (including those issuable upon exercise of options or warrants) that could potentially dilute basic EPS in the future that were note included in the computation of diluted EPS (as disclosed in your Note 2.G) because to due so would have been anti-dilutive for the periods presented. Please refer to the requirements in paragraph 40 of SFAS No. 128.

H. Marketable Securities, page F-7

2. We note your response to our prior comment 4 and your revised disclosure in your Form 10-QSB for the quarterly period ended June 30, 2005. Along with those disclosures, please include in one footnote the aggregate fair value, the total gain for securities with net gains in accumulated other comprehensive income, and the total losses for securities with net losses in accumulated other comprehensive income, by major type of security as required by paragraph 19 of SFAS No.115. Additionally, in the same footnote disclose the information required by paragraph 21(a), (b) and (d) of SFAS No. 115. Also if applicable, provide in the same footnote the disclosure requirements in paragraph 20 of SFAS No. 115.

Form 10-QSB for the Quarterly Period Ended March 31, 2005
Form 10-QSB for the Quarterly Period Ended June 30, 2005
Note 4. Barter Transactions

3. We note from your response to our prior comment 7 and your disclosure that "the amount of barter revenue and expense is recorded at the estimated fair value of the services received or the service provided, whichever is more objectively determinable." We remind you that paragraph 4 of EITF 99-17, states "that revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction." In this regard, please confirm to us that you follow all

the criteria in EITF 99-17 when determining whether or not you should recognize revenue and expense as it relates to your advertising barter transactions and revise your disclosure to reflect your policy in detail citied by the guidance in EITF 99-17. If you recognized advertising barter revenue and expense on another basis that is not in compliance with paragraph 4, 5, 6, and 7 of EITF 99-17(as currently disclosed in your Form 10-QSB for the quarterly period ended March 31, 2005 and June 30, 2005), please revise your financial statements to comply with the guidance in EITF 99-17. Additionally, please revise your disclosures to describe the methods and periods used to recognize the advertising revenue associated with your deferred barter revenue and the expense associated with the deferred barter credits. Also we note from your revised disclosure that expenses incurred in generating barter revenue are an offset to barter revenue in your financial statements. In this regard, explain to us your basis for concluding that the expense incurred in generating barter revenue should be an offset to barter revenue, cited with supporting facts in EITF 99-17 and 99-19. Furthermore, as requested in our prior comment 7, please tell us if you engage in advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17. Please note that if you engage in such advertising barter transactions, information regarding the volume and type of advertising surrendered and received (such as the number of equivalent pages, the number of minutes, or the overall percentage of advertising volume) should be disclose for each period a statement of operations is presented. Finally, along with disclosing the amount of advertising barter revenue, please disclose in your financial statements the expense recognized from advertising barter transactions for each income statement period presented. In this regard, you should disclose separately the expense associated with the amortization of your deferred barter credits and your expense incurred in generating barter revenue. As part of your response, please provide us with your proposed disclosure.

As appropriate, please amend your filing and respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: Daryn P. Fleming, Chief Executive Officer
(509) 357-7111